KENNETH BLAIR KASHKIN, MD

PROFILE

Healthcare business senior executive and biotechnology investor recognized as a leader in the financing and management of research, development and commercialization organizations in both the healthcare provider and life sciences industry. Demonstrated success in global research, development, regulatory approval, and commercialization of pharmaceuticals, devices and diagnostics for multi-national and venture backed companies. Experienced leader of research and innovation within national hospital and healthcare systems.

- Greater than 25 years' experience creating the strategy and leading execution for Sales, Marketing, R&D, Clinical/Medical Affairs, Regulatory/Quality, and Manufacturing functions with company P&L responsibilities
- Founded and developed both biotech and subsidiary companies, building commercial and R&D infrastructure, and leading successful IPOs, M&A and consolidations
- Transformed structures, built talent and capabilities, and developed both process and metrics for corporate divisions, subsidiaries, and venture backed entities, with results measured in
  - Efficiency, productivity and innovation
  - Substantial increases in valuations and revenue opportunity
  - Successful development and commercialization of multi-million and billion dollar healthcare products that improved medical practice and patient care globally

PROFESSIONAL EXPERIENCE

K2 BIOTECHNOLOGY VENTURES, Sparta, NJ and Chicago, IL **2017-Present**

K2 is a health care product development and commercialization company which partners with University and Academic Medical Centers (UMAC) in order to finance and progress their internal discoveries, innovations and startup companies. The K2 vision is to create a portfolio of selected UMAC optioned and licensed assets that access centralized resources and management teams. The development, commercialization, and company management activities are performed by K2 and its team of biotech and industry executives until adequate valuations justify external investment or acquisition. K2 has developed a discipline for commercial evaluation and assessment of early discoveries and is applying its capabilities and processes for portfolio management to progress discoveries through preclinical proof of concept and IND submission. In parallel, K2 is establishing a financial market attracted to the de-risking and value creation resulting from the rapid, efficient development and commercialization of a portfolio of UAMC innovations. K2 is dedicated to aligning with the missions of the University and Academic Medical Centers with which it partners.

Founder

CHROMOCELL CORPORATION, North Brunswick, NJ   **2014-2020**

Chromocell Corporation (CC) is a therapeutics and flavors biotechnology company founded in 2002 as a spin-off from Rockefeller University cell-based RNA-locating platform technology derived from the laboratory of Gunter Blobel, Nobel-Prize winner in Medicine, 1999. It is privately held, employs ~100, with revenue from drug development and flavors compound discovery collaborations with Astellas Pharma, Coca-Cola, Nestle, Kraft and Mondelez exceeding $ 30 million in FY 2015. It is a leader in sensory research, having discovered numerous taste receptors and natural/synthetic modulators of taste sensation. CC also owns and operates Gustatec, a human sensory testing company. CC's Therapeutics Division is an industry leader in the discovery and development of modulators of novel pain receptors. Chromocell's lead compound, a voltage-gated sodium channel 1.7 subtype specific inhibitor, is the subject of a research and development collaboration with Astellas Pharma announced in September, 2015. Chromocell will filed an IND in 2016, completed Phase I trials in 2018 and is initiating Phase II.

Chief Operating Officer

- Leadership:
    - Therapeutics Division
    - Corporate strategy, portfolio, business development and M&A activity
    - Chief Financial Officer
    - Administration and operations, including IT and HR
    - Gustatec subsidiary

Accomplishments:

- Established pharmaceutical R&D capabilities and operations, and established drug portfolio for Therapeutics Division and, as a result, Chromocell has become the leading biotechnology developer of sodium voltage gated channel (NaV) selective sub-type drugs for pain and other indications
    - Progressed Discovery from target identification, cell-based target expression for assay, and hit to lead optimization/characterization to in vivo animal model POC in three years
    - Established Regulatory, CMC, Product Development, Toxicology and Clinical Development capabilities
    - Chromocell's first IND for lead candidate submitted in 2016; received Fast Track designation from FDA
    - Completed successful Phase I program in 2018 and initiating Phase II trials
- Established discussions with more than ~25 large pharmaceutical companies and venture capital firms, organized due diligence teams and negotiated terms for partnerships for Chromocell's lead compound for treatment of pain
    - Valuation of enterprise and 2020 plan produced for external investor negotiations
    - License and Research Collaboration Agreement with Astellas Pharma, including Co-Development and Co-Promotion rights, with upfront and milestone worth >$515M, announced in September 2015
- Corporate revenue increased 50% from 2012 through contract negotiations and acceleration of deliverables
- Retired all debt liabilities of company totaling $10 million
- Re-organized company in 2013; identified resource efficiencies allowing reduction of staff by 35% and reducing corporate burn rate by 50%
- Installed and implemented Sage ERP, established corporate budget and expense controls
- Recruited and established IT department; installed infrastructure for external/internal interfaces, data, informatics, security and redundancy

CATHOLIC HEALTH INITIATIVES, Englewood, CO **(CommonSpirit Health)**   **2011-2014**

Catholic Health Initiatives (CHI) is the fifth largest healthcare provider in the US, with over 90 hospital-based integrated healthcare networks in 18 states. CHI employs ~70,000 and revenue exceeded $12 billion in FY 2013. CHI established the Catholic Health Initiatives Institute for Research and Innovation (CIRI) as an independent research company funded by the organization. CIRI was charged with sustaining research and innovation in the CHI provider system.

President & CEO, Institute for Research and Innovation (CIRI)

- Reports to the Board of Directors
- Member, Board of Directors Ascension Health Ventures, St. Louis, MO
- Chair, Review Committee, Center for Medicare and Medicaid Services (CMS) Innovation Center, 2012 Health Care Innovation Awards
- Executive Advisory Board, CHI Foundation
- Responsible for CHI's
  - Center for Translational Research (CTR)
  - Center for Clinical Research (CCR)
  - Center for Healthcare Innovation (CHInitiatives)
- CIRI employed ~30 and integrated all research organizations across the CHI footprint

Accomplishments:

- CTR established an industry quality biospecimen collection system within the CHI system with genomic marker discovery capabilities
- CCR developed a nationwide clinical research trial network utilizing CHI healthcare providers and facilities
  - > 300 clinical trials with several thousand patients in research programs
  - Implemented web based clinical research management and data base capture
- CHInitiatives invested and partnered with entrepreneurs
  - Established life science companies in the telehealth, connected health delivery, virtual research and "big data" predictive/precision medicine market
- Developed value-added partnerships with external organizations (i.e., industry, government, academia) for the identification and evaluation of opportunities that will shape the way healthcare is delivered in the future
- Built effective relationships with CHI's market-based organizations (hospital systems), including key executives and clinicians, to create networks that are fully engaged to support the research and innovation mission.
- Led CHI's participation in the CHV II Limited Partnership with Ascension Health Ventures to ensure the sourcing of research and investment opportunities that align with CHI's strategic, clinical and operational priorities

BAXTER HEALTHCARE CORPORATION, Deerfield, IL   **2008-2011**

Baxter Healthcare Corporation **www.baxter.com** is a global drug, bioscience and device company with worldwide sales of $12.8 billion in 2010 and employs ~50,000 people. The Intravenous Therapies (IVT) Strategic Business Unit was responsible for managing a global portfolio of ~10,000 intravenous solutions (IVS) and nutrition products consisting of devices, complex container systems and drugs producing ~$1.7 billion dollars in revenue in the hospital and outpatient setting.

Vice President, Research & Development, Intravenous Therapies (IVT)

- Reports to General Manager; member of IVT Leadership Team responsible for global strategy, marketing and portfolio decisions, with global P&L accountability
- Provides leadership input to commercial global launch/sales strategies and global marketing plans
- Key partner for Business Development M&A activity
- Strategic and operational responsibilities for world-wide product plans
- Innovation, new product and line-extension strategy development
    - o Responsible for Global Exploratory Research/New Product Development and Marketed Product Support strategy, operations and budget (~$25M)
- Chairs IVT R&D Leadership Team with extended team reports (>100) across multiple countries and functions, including Regulatory Affairs, Quality, Manufacturing, and Product Supply
    - o Functional Management (30-50 FTEs):
        - Project Management Office and VP Project Management
        - Pharmaceutical Development
            - o Includes Formulation, Container Development and Process Development
        - Engineering
            - o Includes compounding hardware and software products
        - Clinical Development
        - Medical Affairs

Accomplishments:

- In conjunction with General Manager improved sales from ~5% to 8-10% CAGR and profit margins by 2+ points with strategic transition of nutrition business from hospital product to specialty pharmaceutical sales business
    - o Valuation of enterprise demonstrated revenue growth rate >15%; NPV increase established case for >30% increase investment in R&D from 2009 to 2010
- Identified and evaluated >20 M&A opportunities in novel business adjacencies in Gastrointestinal and Neonatology therapeutic areas; three target acquisitions engaged
- Developed Life Cycle and Brand Management Teams to drive sales channel optimization and establish global scientific and medical leadership
    - o Product discussion moves from pharmacy efficiency to medical need
        - Publications and investigator research efforts increased from zero to averaging >20 per year
- Obtained EU, Canada and other global approvals, and created messaging and commercial campaign strategies, for the launch of Olimel, a sterile pre-filled three chamber ([3CB] high concentrate glucose, amino acids and olive oil lipid) total parental nutrition (TPN) IV system, Baxter's first new nutritional product in a decade
    - o Olimel is expected to exceed $100-200M in sales and be the largest selling EU TPN brand two years after launch in 2011, driving Baxter Nutrition into market share dominance
- Completed development, obtained EU approval, and built marketing messaging of Numeta, the first 3CB for pre-term infants and pediatric patients, a breakthrough in nutritional care in the Neonatal ICU
- Established portfolio prioritization with accompanying resource and financial planning
    - o Pruned pipeline by >25% improving milestone achievement from 60% to >80% success rate
    - o Shifted portfolio of late stage development programs from 35% to 60% of pipeline
- Created and integrated R&D organization and operations with strengthened Clinical and Medical Affairs capabilities
    - o Initiated Phase IIIb/IV trial in pediatric gastroenteritis for an IV solution, the first industry effort to differentiate emergency hydration solutions and creating data for specialty sales of premium products

- Initiated Phase III Olimel programs in the US and in China (Asia-Pacific region) that are expected to increase Olimel peak global revenues beyond $1B within ten years
- Initiated research program in nutritional therapeutics
  - Immunomodulation identified as target
  - Initiated formulation work on first development product
- Enhanced and maintained at risk device and drug portfolio estimated at >$500M in yearly sales
  - Execution on quality and regulatory challenges resulted in no loss of revenue
  - Preserved supply chain for products identified as extreme high risk by FDA Division of Drug Shortage

FERRING PHARMACEUTICALS INC., Parsippany, NJ   **2002-2008**

Ferring Pharmaceuticals, Inc. (FPI) **www.ferringusa.com** is the US organization of the Ferring Group, whose worldwide pharmaceuticals sales approached $1.5 billion in 2008 and employs over 2500 people worldwide. FPI has grown from a $25 million dollar revenue company with one major product in 2002 to a company with six major products and sales of over $250 million in 2008; it accounts for two-thirds of worldwide Group profit. FPI has a core expertise in protein and peptide hormones. It is a leading market maker in infertility and, by 2005, its marketed products became the most widely prescribed in the therapeutic category in the U.S. In 2005 the FPI leadership identified and acquired an orthopedics biologic, obtained 510(k) approval and grew the business to over $50 million by 2008. In 2007 an acquisition started the urology business, and FDA approval for a prostate cancer drug was received in 2008. The mission was to create and grow a fully integrated pharmaceutical company in the US.

Senior Vice President, Global Clinical R&D and Chief Medical Officer (2005-2008)
Vice President, Medical and Regulatory Affairs (2002-2005)
- Reports to Owner, Ferring Group and President/CEO FPI
- Principal, Executive Board and Strategic Board of FPI, responsible with CEO for US P&L, sales and marketing strategies, and growth opportunities in new product development and M&A
- Personal Consultant to owner of Ferring Group
- Global Commercial and R&D Board Leader for Ferring group
- Functional management (~150 FTEs)
  - FPI Research at Ferring Research Institute in San Diego (~70 FTE)
  - Toxicology and Pre-Clinical Science
  - Clinical and Medical Affairs, Regulatory Affairs and Quality, Pharmacovigilance and Health Economics

Accomplishments:
- In conjunction with CEO, grew company form 20 employee, $10-20M revenue company to ~150 employee, $250 M in revenues in six years
  - Grew sales force to nearly 150 contract and internal employees; supervised and devised training and messaging with marketing
  - Created medical marketing, medical science liaisons and external expert interactions and scientific investigations/trials
- Organized early discovery strategy in peptide-based therapeutics at Ferring Research Institute
  - Led FRI to its industry leading position in peptide-based therapeutics discovery with a portfolio of 25 compounds in various targets and extensive medicinal chemistry and in vivo testing capabilities
  - Established and guided construction of new laboratories in Sorrento Valley

- Created, built and designed all R&D functions and operations, including Regulatory, and Quality/Pharmacovigilance systems
- Performed Pre-Clinical, Phase I-III and negotiated FDA approvals of entire FPI Reproductive Endocrine line with four products (Repronex, Bravelle, Menopur, and Endometrin) approved over five years and resulting in $200M in US revenue/year by 2008
- Negotiated and acquired orthopedics injectable device for osteoarthritis (Euflexxa), obtained approval with required Phase IIIb trials and created messaging for launch; Euflexxa is nearing $100M in sales in 2010
- Negotiated and acquired Prosed for new urology franchise; created messaging and grew from $5M to >25M in 3 years
- ~10 products in Phase I-III in the following therapeutic areas
  - Fertility, Ob/Gyn
  - Orthopedics/Osteoarthritis
  - Oncology/Urology
  - Endocrine

GENAISSANCE PHARMACEUTICALS, New Haven, CT   2000-2002

Genaissance Pharmaceuticals (GNSC) was formed in 1997, became a public company in 2000, employed 190 and was the second largest DNA sequencing company in the world. GNSC was the pioneer in Pharmcogenetics and the leading biotechnology venture in the development of diagnostics/drug combination products based on individual genetic variations. GNSC was sold to Clinical Data which was acquired by Forest Labs.

Executive Vice President and Chief Medical Officer

- Principal and ranking officer with co-founders (CEO and President)
- Responsible for all business and investment strategies
- Development and production of science and innovation
- Medical strategy and execution
- Investor relations and business development

Accomplishments:

- Investor Relations
  - Developed and conducted road show with President and CEO for public offering in 2000 with raise of ~$80M
  - Cultivation of investor community internationally, and quarterly conference calls to investment community with President & CEO
- Transformation of GNSC from a technology company into an integrated pharmaceutical company
  - Use genetics to create new therapeutic profiles for a drug, gain NDA status based on the resultant new indications, and protect the product with a novel patent estate: a method of creating new drugs by identifying genetic populations
  - Created Product Development Plan for six potential Phase II or III drugs wholly owned by GNSC and for other in-licensing and co-development candidates
    - Evaluation of in-licensing of vilazadone (Viibryd), recently acquired from GNSC assets by Forest Labs for $1.2B
- Strategic/Business Development Initiatives

- o Pursued, managed, participated in and led partnering talks and initiatives with pharmaceutical industry on co-development of genetically enhanced drugs and drug trials
- Turned GNSC into a pharmaceutical industry-quality clinical trial company
  - o Initiated, conducted and completed Phase II clinical trials of five drugs in 750 patients in cardiovascular therapeutic area at 65 sites in US
  - o Novel clinical trial genetic testing through IRB/informed consent linkage to patient privacy system
  - o Recruited the top statin spokesman in the academic arena to head Steering Committee
- Established Medical, Clinical Operations, Clinical Data, Statistics Groups and Project Management
- Established GNSC Regulatory presence and positioning; led FDA meetings for GNSC series of products
  - o Brought to company industry leaders in Regulatory and Scientific Affairs and in Regulatory Law
- Inventor of intellectual property for genetically enhanced drug development resulting in major patented product estate for GNSC

KNOLL PHARMACEUTICAL COMPANY/BASF PHARMA, Mount Olive, NJ   **1997-2000**

Knoll Pharmaceutical Company was the pharmaceutical division of BASF Corporation, the North American organization of BASF Group, a multinational conglomerate with sales exceeding $30 billion. Worldwide, the pharmaceutical sector (BASF Pharma) sales were ~$5 billion with Knoll Pharmaceutical Company's sales (US) ~$1 billion. Knoll was sold to Abbott Labs in Q1/2001 for ~$8 billion and included the completed development program and NDA dossier for the anti-TNF, Humira, which would become the most successful biologic in industry history, with annual revenues consistently $15-20 billion.

Vice President, R&D Clinical Development and Medical Affairs

- BASF Pharma International Research and Development
  - o Member, R&D Global Management Team, reporting to Corporate Head of R&D Worldwide
  - o Chairman, International Clinical Function Team
    - Budget: $100-$200 million
    - Staff: ~300 FTEs
    - Clinical Trials Worldwide: 100-200
- Knoll Pharmaceutical Company
  - o Member, Strategic Policy Group, reporting to President
  - o Leadership of US Clinical, Regulatory, Statistical, Licensing, and Medical Marketing
  - o Member, R&D Executive Board, reporting to VP R&D
- Management:
  - o Clinical Research (Executive and Senior Directors)
    - Therapeutic Areas: Oncology/Immunology, Endocrine/Metabolism/Analgesia, Central Nervous System and Cardiovascular/Internal Medicine
      - o Budget: $50-$100 million
      - o Staff: 75-100 FTEs
  - o Medical Affairs (VP Medical Affairs)
    - 26 marketed medical products
    - Budget: $20-30 million
    - Staff: 40FTEs
  - o Clinical Pharmacology (Sr. Director)
    - Budget: $10 million

- Staff: 10 FTEs
  - ○ Clinical Operations (Director)
    - Budget: $10 million
    - Staff: 25 FTE

Accomplishments:
- Established Clinical Development and Operations metrics, tracking, forums, quality and peer review systems
- Re-directed failing oncology/sepsis development program of D2E7 (Humira) into development for Rheumatoid Arthritis; performed successful Phase II and III program and developed NDA that obtained approval upon Abbott acquisition; Humira has consistently exceeded $15 billion/yr. and is a breakthrough for the patient community in multiple diseases
- Completed Phase III program for Meridia in obesity, obtained FDA approval (first new drug in obesity in >20 years) and commercialized with second year sales of ~$200M
- Completed successful Phase III trial in stroke for snake venom derived product (Ancrod)
- Re-organized and re-prioritized Medical Affairs creating new leadership and cross-functional teams with marketing to focus on high performing brands and data production; grew Synthroid thyroid replacement from $350M to ~$500M/year, and successfully developed and launched follow on products for Vicodin analgesia platform
- Member of M&A team that organized and presented BASF Pharma asset for valuation by prospective buyers and banking institution

ABBOTT LABORATORIES, North Chicago, IL   **1992-1997**

Abbott Laboratories www.abbott.com was one of the world's largest pharmaceutical development, manufacturing and sales corporations. Abbott Ventures were semi-autonomous business units of Abbott Laboratories Pharmaceutical Products Division Research and Development, organized around each drug development product or therapeutic area. These units had authority to negotiate internal and external contracts for international product development. Budgets range from $10-50 million depending on stage of the drug's development. Staffs of approximately 10-30 included MD's, PhDs, and other research specialists, as well as financial and administrative professionals.

Director, Pharmaceutical Ventures (1995-1997)
Venture Head, Neurosciences (1992-1995)
- Reported to Corporate Vice President, R&D
- Management of 3-6 Ventures with a budget of $50-100M (one fourth of Abbott Pharmaceutical Products Research & Development budget).
- Includes budgetary authority for:
  - ○ Drug Manufacturing
  - ○ Drug Formulation
  - ○ Animal Toxicology
  - ○ Clinical Trials Phases I-IV
  - ○ Statistics/Data Management
  - ○ Medical Affairs (Drug Safety)
  - ○ Regulatory Affairs
- Staff: 75-100 FTEs and equal number of contractors

- Leadership of corporate development strategy including identification of new internal and external product candidates
  - Direction and guidance of Research in Therapeutic Areas linked to Ventures
    - Directed Research Area to targets of medical and commercial interest
    - Evaluated progress of portfolios and data on lead candidates
    - Development Selection Committee for Pharmaceutical Products
      - Conducted reviews of candidates for Venture development at pre- and post POC and selected candidates for Development into Ventures
- Contracts for manufacture of bulk product and development of process improvements: budgetary authority for activities at Abbott Laboratories Chemical and Agricultural Products Division and International Development Division
- Management of formulations development, including analytical chemistry and product packaging.
- Management of contracted animal research to establish safety of products
- Conduct of all international human research on products, and production of scientific symposia, publication of research, and development of external academic relations; therapeutic areas: Alzheimer's disease, smoking cessation, depression, schizophrenia, stroke, Parkinson's disease, epilepsy, substance abuse, benign prostate hypertrophy, prostate cancer, asthma
- Production of dossiers for regulatory authorities (FDA, other international bodies) and defense of products submitted for approval
- Business development (international): Positioning strategy, pricing strategy, market dynamics analysis, advertising strategy, launch strategy, sales force education and training, corporate in and out-licensing, implications of health reform and integrated health delivery systems on markets and sales, competitive intelligence

Accomplishments:
- One of few successful Venture Heads, developing virtual organizations, managing nearly 15 drugs in development, and thru parallel tasking creating timeline efficiencies repeatedly demonstrating completion of development from early toxicology to NDA of 4-5 years
- Phase IIIb programs for Depakote in Migraine and Bipolar disease increased sales from ~$100M to over $1B in US
- Completed development of new Schizophrenia drug (Serlect, Serdolect in EU) and obtained FDA Advisory Meeting Approval
- Completed development of Zileuton (Zyflo), the first leukotriene antagonist for asthma
- Participated in production and review of NDA for first protease inhibitor (Norvir) for AIDS
- Successfully started nicotine agonist program with collaborator on patch technology

NOVA PHARMACEUTICAL CORPORATION, Baltimore, MD   1992
Mature venture capital backed Biotechnology Company with ~200 employees focused on CNS, oncology and inflammation. The company was sold to Scios (later acquired by J&J) in 1992 for $180M.

Medical Director
- Reported to Corp VP of R&D
- National and International clinical development of all compounds
- Management of Clinical Research Department, Development Division
- Staff: 13 including Assistant Medical Director, Manager of Biostatistics, Manager of Clinical Research
- Annual Budget: approximately 10 million

- Strategy and planning: Pre-Clinical development, toxicology and drug metabolism, formulations, marketing, scientific relations, FDA negotiations and filings
- Therapeutic areas: inflammation and septic shock, cancer (bone marrow transplant and CNS neoplasm technologies), antibiotics, liposome and peptic technologies

Accomplishments:
- Re-organized Clinical Operations and Development group
- Completed NDA for brain tumor treatment (Gliadel) that was subsequently approved by FDA

BAYER AG (MILES, INC.), West Haven, CT   **1990-1992**

Bayer www.bayer.com is one of the world's oldest and largest chemical and pharmaceutical developer and manufacturer with headquarters in Germany.

Associate Medical Director, CNS Clinical Research
- Reports to VP, CNS Clinical Research
- National and international clinical development of the three compounds in CNS clinical development
- Management of clinical trials with oversight of 10 Medical Research Associates
- Protocol design and development, investigator selection, study analysis and report preparation
- Negotiations with FDA for clinical research and preparation of IND, IND annual update and NDA
- Marketing strategy, scientific relations/symposia, presentation of drug development to researchers/practitioners
- Therapeutic areas: Ca+ channel/AcH inhibitors for Alzheimer's disease, stroke, head trauma, migraine, neuroprotection, multiple sclerosis, epilepsy, and bipolar disorder; serotonin receptor agonist in depression/anxiety

Accomplishments:
- Completed Phase III study for Nimodipine in stroke
- Initiated and conducted Phase II and III studies for anxiety and depression drugs

ACADEMIC CARREER

Assistant Clinical Professor of Psychiatry, 1990- 1996
Yale University School of Medicine
Assistant Professor of Psychiatry, 1987-1990
Yale University School of Medicine
Director of Research, Inpatient Services
Connecticut Mental Health Center
Post Graduate Fellow, Psychiatry, 1984-1987
Yale University School of Medicine
Chief, Consultation-Liaison Services
Yale-New Haven Hospital, 1986-1987
Kennemer Fellow of General Internal Medicine, 1983-1984
UCLA School of Medicine
Chief of Medical Consultations
Attending Physician, Outpatient and Ambulatory Services
Harbor-UCLA Medical Center
Resident, Internal Medicine, 1980- 1983
Harbor-UCLA Medical Center
Doctor of Medicine, 1980
University of California, Los Angeles School of Medicine
B. A. History, 1974
University of California, Los Angeles

CERTIFICATION
American Board of Internal Medicine, 1983
American Board of Neurology and Psychiatry, 1988

PROFESSIONAL AFFILIATIONS
American College of Physicians
American Psychiatric Association

BOARDS/BUSINESS POSITIONS

SALONA GLOBAL MEDICAL DEVICE CORPORATION (TSXV:SGMD), San Diego, CA   **2020-Present**
Board of Directors
Salona Global is developing a heavily integrated, IP driven vertical infrastructure spread across multiple facilities and countries. SGMD serves as a platform to connect, small, cash flow positive medical device companies to international markets and to capital for growth through its listing on the Toronto Stock Exchange. With each acquisition Salona Global anticipates that its international presence, IP, revenue, cash flow, and infrastructure will grow. SGMD provides exceptional management guidance, robust domestic and international distribution channels, sophisticated and cost-effective manufacturing, and access to public capital markets.

MIDATLANTIC BIOANGELS (MABA), New York, NY   **2014-Present**
Leadership in New York City's leading and largest organized collaboration for investors targeting investment in early biotech companies and entrepreneurs.

ACCEPTYS, INC, Sparta, NJ
Board of Directors/Founding Investor   **2006-2010**
Acceptys is a privately held antibody company that captures and develops endogenous, naturally occurring human antibodies which demonstrate selectivity and specificity for novel carbohydrate/protein complexes only found on tumor cells and infectious particles. A Pre-IND meeting for the lead compound for lung and pancreatic cancer was prepared and an IND filing accomplished in 2008. A Series A financing raised in Australia was completed in March 2007; totaling $4 MM it resulted in the creation of two separate companies focused on oncology (Patrys Ltd) and infectious diseases, respectively. The oncology company IPO in 3Q 2007 on the Australian market raised $20 MM. Clinical Phase I/II trials are now underway.

ESSENTIALIS, INC, Carlsbad, CA
Founding Investor   **2004-2011**
Essentialis was formed in 2004 to develop and commercialize a series of drug compounds that are the first weight loss therapeutics directly targeting proposed insulin mediated pathophysiology of chronic obesity. The founding investors secured a $12 million three-tiered tranche in October, 2005. A pre-IND meeting with FDA was held in December, 2005. The compound was later discovered to be effective and safe in Phase II trials for hypertriglyceridemia and has received an approved Special Protocol Assessment for Phase III trials in this indication.

ASCENSION HEALTH VENTURES, St. Louis, MO   **2011-2013**
Board of Directors

REVIEW COMMITTEES

CENTER FOR MEDICARE AND MEDICAID SERVICES (CMS) INNOVATION CENTER, Washington, DC   **2012**
Chairman, Review Committee, 2012 Health Care Innovation Awards

JOURNALS
American Medical Association, Journal of Clinical Gastroenterology, Archives of General Psychiatry

COMMUNITY

BioNJ
Member, 2013-Present
New Jersey State Opera
President of the Board of Governors, 2006-2009
Yale University
Fellow, Berkeley College, 1987-present
Associate Director, Program for Humanities in Medicine, 1987-1992
Committee on Health Studies, Institution for Social and Policy Studies, 1985-1990
Chairman, AIDS Subcommittee-Infectious Disease Control, Connecticut Mental Health Center, 1989-1990
Harbor-UCLA Medical Center
Intern Selection Committee, 1983-1984
Medical House Staff Education Committee, 1983-1984
Utilization Review Committee, 1983-1984
Community Service
Board of Directors, Columbus House, Homeless Shelters and Programs, 1989-1992
Board of Directors, Crossroads, Residential Drug Treatment Programs, New Haven, CT
Board of Finance, Town of Woodbridge, 1989-1992